UNITED STATES
               SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C.  20549

                          SCHEDULE 13D

            Under the Securities Exchange Act of 1934
                      (Amendment No. 1)*

                       Rehabilicare Inc.
                        (Name of Issuer)

             Common Stock, $.10 Par Value Per Share
                 (Title of Class of Securities)

                           758944102
                         (CUSIP Number)

                     Gilbert H. Davis, Esq.
                  Sims Moss Kline & Davis LLP
              400 Northpark Town Center, Suite 310
                   1000 Abernathy Road, N.E.
                     Atlanta, Georgia 30328
                         (770) 481-7200
         (Name, Address and Telephone Number of Persons
       Authorized to Receive Notices and Communications)

                       December 27, 2000
    (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box [ ].

                                 13D
CUSIP No. 758944102

------------------------------------------------------------------------
1     NAME OF REPORTING PERSON:
      Thomas E. Claugus
------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*   (a) [X]
                                                          (b) [ ]
------------------------------------------------------------------------
3     SEC USE ONLY
------------------------------------------------------------------------
4     SOURCE OF FUNDS:   PF, OO
------------------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e) [   ]
------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION: United States
------------------------------------------------------------------------
  NUMBER OF         7   SOLE VOTING POWER:            50,250
   SHARES           ----------------------------------------------------
 BENEFICIALLY       8   SHARED VOTING POWER:         646,830
   OWNED BY         ----------------------------------------------------
    EACH            9   SOLE DISPOSITIVE POWER:       50,250
  REPORTING         ----------------------------------------------------
   PERSON           10  SHARED DISPOSITIVE POWER:    646,830
------------------------------------------------------------------------
11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:697,080
------------------------------------------------------------------------
12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*[]
------------------------------------------------------------------------
13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 6.5%
------------------------------------------------------------------------
14  TYPE OF REPORTING PERSON:  IN
------------------------------------------------------------------------

                                13D
CUSIP No. 758944102

------------------------------------------------------------------------
1     NAME OF REPORTING PERSON:
      Bay Resource Partners, L.P.
------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*   (a) [X]
                                                          (b) [ ]
------------------------------------------------------------------------
3       SEC USE ONLY
------------------------------------------------------------------------
4      SOURCE OF FUNDS:           WC, OO
------------------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e) [   ]
------------------------------------------------------------------------
6      CITIZENSHIP OR PLACE OF ORGANIZATION: Delaware
------------------------------------------------------------------------
  NUMBER OF         7    SOLE VOTING POWER:          NONE
   SHARES           ----------------------------------------------------
BENEFICIALLY        8    SHARED VOTING POWER:       308,900
  OWNED BY          ----------------------------------------------------
    EACH            9    SOLE DISPOSITIVE POWER:     NONE
  REPORTING         ----------------------------------------------------
   PERSON          10  SHARED DISPOSITIVE POWER:    308,900
                    ----------------------------------------------------
11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 308,900
------------------------------------------------------------------------
12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)EXCLUDES CERTAIN SHARES*[]
------------------------------------------------------------------------
13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):       2.9%
------------------------------------------------------------------------
14  TYPE OF REPORTING PERSON:       PN
------------------------------------------------------------------------

                              13D
CUSIP No. 758944102

------------------------------------------------------------------------
1   NAME OF REPORTING PERSON:
    Bay Resource Partners Offshore Fund, Ltd.
------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*      (a) [X]
                                                           (b) [ ]
------------------------------------------------------------------------
3   SEC USE ONLY
------------------------------------------------------------------------
4   SOURCE OF FUNDS:       WC, OO
------------------------------------------------------------------------
5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEMS 2(d) or 2(e) [   ]
------------------------------------------------------------------------
6   CITIZENSHIP OR PLACE OF ORGANIZATION: Cayman Islands
------------------------------------------------------------------------
  NUMBER OF          7    SOLE VOTING POWER:                 NONE
   SHARES            ---------------------------------------------------
BENEFICIALLY         8    SHARED VOTING POWER:             213,400
  OWNED BY           ---------------------------------------------------
   EACH              9    SOLE DISPOSITIVE POWER:            NONE
 REPORTING           ---------------------------------------------------
  PERSON             10  SHARED DISPOSITIVE POWER:         213,400
------------------------------------------------------------------------
11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 213,400
------------------------------------------------------------------------
12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*[ ]
------------------------------------------------------------------------
13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):      2.0%
------------------------------------------------------------------------
14  TYPE OF REPORTING PERSON:       CO
------------------------------------------------------------------------

                              13D
CUSIP No. 758944102

------------------------------------------------------------------------
1    NAME OF REPORTING PERSON:
     GMT Capital Corp.
------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*      (a) [X]
                                                            (b) [ ]
------------------------------------------------------------------------
3    SEC USE ONLY
------------------------------------------------------------------------
4    SOURCE OF FUNDS:           OO
------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
     TO ITEMS 2(d) or 2(e) [   ]
------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION: Delaware
------------------------------------------------------------------------
  NUMBER OF       7    SOLE VOTING POWER:                   NONE
   SHARES         ------------------------------------------------------
BENEFICIALLY      8    SHARED VOTING POWER:                124,530
  OWNED BY        ------------------------------------------------------
    EACH          9    SOLE DISPOSITIVE POWER:              NONE
 REPORTING        ------------------------------------------------------
   PERSON         10   SHARED DISPOSITIVE POWER:           124,530
------------------------------------------------------------------------
11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 124,530
------------------------------------------------------------------------
12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* []
-------------------------------------------------------------------------
13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):      1.2%
-------------------------------------------------------------------------
14 TYPE OF REPORTING PERSON:            CO
-------------------------------------------------------------------------

Item 1.		Security and Issuer.

     Pursuant to Rule 13d-2(a) of Regulation 13D-G of the General Rules and Regulations under the Securities Exchange Act of 1934, as amended (the "Act"), the undersigned hereby amend their Schedule 13D Statement dated October 31, 2000 relating to the $.10 par value common stock of Rehabilicare Inc. (the "Company") (such initial Schedule 13D shall hereinafter be referred to as the "Statement"). Unless otherwise indicated, all defined terms used in this Amendment No. 1 to the Statement (this "Amendment") shall have the same meanings as those set forth in the Statement. There has been no material change in the information included in the Statement except as regards the information contained in Item 5 of the Statement, which is supplemented as set forth below.

Item 5.		Interest in Securities of the Issuer.

  Under the rules and regulations of the Securities and Exchange Commission, Mr. Claugus may be deemed to be the beneficial owner of a total of 697,080 shares of the Company stock, representing approximately 6.5% of the issued and outstanding shares of the Company. Of these shares, 308,900 shares (approximately 2.9% of outstanding shares) are owned directly by Bay Onshore, 213,400 shares (approximately 2.0% of outstanding shares) are owned directly by Bay Offshore; 124,530 shares (approximately 1.2% of outstanding shares) are owned directly by separate investment management accounts for which GMT Capital Corp. serves as investment manager, and 50,250 shares (approximately 0.5% of outstanding shares) are owned by Mr. Claugus in his regular and individual retirement accounts.
Mr. Claugus currently has sole power to direct the voting and disposition of all shares held by the Claugus Group.

  The percentages of outstanding shares of the Company stock set out in the preceding paragraph are computed based on a total of 10,764,487 outstanding shares of Company stock as indicated by the Company's amended Quarterly Report on Form 10-Q filed November 28, 2000.

  Since the Initial Statement was filed, the parties filing this Statement have engaged in the following transactions in shares of the Company stock:

                                    No. Of Shares	    Price
  Date  	  Party                Purchased/(Sold)     Per Share

12/11/00	Bay Onshore		        14,000              2.584
12/12/00	Bay Onshore		         2,600              2.730
12/27/00	Bay Onshore		        42,300              2.655

12/11/00	Bay Offshore		   7,700              2.584
12/12/00	Bay Offshore		   1,500              2.730
12/27/00	Bay Offshore		  23,300              2.655

11/14/00    GMT Capital Corp.         15,900              2.850
11/15/00    GMT Capital Corp.          5,300              2.960
11/16/00    GMT Capital Corp.         13,500              2.962
11/17/00    GMT Capital Corp           2,500              2.845
11/27/00    GMT Capital Corp.         11,630              2.801

11/28/00    GMT Capital Corp.          7,000              2.931
12/11/00    GMT Capital Corp.          3,500              2.584
12/12/00    GMT Capital Corp.            700              2.730
12/27/00    GMT Capital Corp.         10,400              2.655

12/27/00    Thomas E. Claugus          4,000              2.655

  Each of the above transactions was effected on the open market through Nasdaq National Market System. No other person listed in response to Item 2 above owns beneficially any shares of the Company stock except as set forth herein.

	Signatures

  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



Date: January 31, 2001                    /s/ Thomas E. Claugus
                                       Thomas E. Claugus

                                      BAY RESOURCE PARTNERS, L.P.

                                      By: GMT Capital Corp., General Partner


Date: January 31, 2001                By:  /s/ Thomas E. Claugus
                                         Thomas E. Claugus, President


                                      BAY RESOURCE PARTNERS OFFSHORE, LTD.


Date: January 31, 2001                By:  /s/ Thomas E. Claugus
                                         Thomas E. Claugus, Director

                                      GMT CAPITAL CORP.


Date: January 31, 2001                By:   /s/ Thomas E. Claugus
                                         Thomas E. Claugus, President